SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 32379; File No. 812-14721]

Stifel, Nicolaus & Company, Inc., et al.; Notice of Application and Temporary Order

December 6, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order ("Temporary Order") exempting them from section 9(a) of the Act, with respect to an injunction entered against Stifel, Nicolaus & Company, Inc. ("Stifel Nicolaus") on December 6, 2016 by the United States District Court for the Eastern District of Wisconsin ("Court"), in connection with a consent order between Stifel Nicolaus and the Commission, until the Commission takes final action on an application for a permanent order (the "Permanent Order," and with the Temporary Order, the "Orders"). Applicants also have applied for a Permanent Order.

Applicants: Stifel Nicolaus, Choice Financial Partners, Inc. ("Choice"), 1919 Investment Counsel, LLC ("1919ic"), and Ziegler Capital Management, LLC ("ZCM") (each an "Applicant" and collectively, the "Applicants").

Filing Date: The application was filed on December 6, 2016.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 3, 2017, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Stifel Nicolaus and Choice: One Financial Plaza, 501 North Broadway, St. Louis, MO 63102; 1919ic: One South Street, Suite 2500, Baltimore, MD 21202; ZCM: 70 West Madison Street, Suite 2400, Chicago, IL 60602.

For Further Information Contact: Kay-Mario Vobis, Senior Counsel, Vanessa Meeks, Senior Counsel, or Parisa Haghshenas, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   Stifel Nicolaus, a Missouri corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") and an investment adviser registered under the Investment Advisers Act of 1940 (the "Advisers Act"). Stifel Nicolaus is a wholly-owned subsidiary of Stifel Financial Corp. ("Stifel Financial"), a Delaware corporation. Stifel Financial is the ultimate parent company of each of the Applicants.

2.   Choice, 1919ic, and ZCM are each a wholly-owned subsidiary of Stifel Financial and are each an investment adviser registered under the Advisers Act. Choice, a Missouri

corporation, was organized in early 2007. 1919ic, a Maryland limited liability company, was acquired by Stifel Financial in 2014. ZCM, a Wisconsin limited liability company, was acquired by Stifel Financial in 2013. Choice, 1919ic, and ZCM each serve as investment adviser or investment sub-adviser to investment companies registered under the Act, or series of such companies (each a "Fund") and are collectively referred to as the "Fund Servicing Applicants."

3. While no existing company of which Stifel Nicolaus is an affiliated person within the meaning of section 2(a)(3) of the Act ("Affiliated Person"), other than the Fund Servicing Applicants, currently serves as an investment adviser or depositor of any Fund, employees' securities company ("ESC") or investment company that has elected to be treated as a business development company under the Act ("BDC"), or as a principal underwriter (as defined in section 2(a)(29) of the Act) for any open-end management investment company registered under the Act ("Open-End Fund"), unit investment trust registered under the Act ("UIT"), or face-amount certificate company registered under the Act ("FACC") (such activities, "Fund Servicing Activities"), Applicants request that any relief granted also apply to any existing company of which Stifel Nicolaus is an Affiliated Person and to any other company of which Stifel Nicolaus may become an Affiliated Person in the future (together with the Fund Servicing Applicants, the "Covered Persons")[1] with respect to any activity contemplated by section 9(a) of the Act.

4. On August 10, 2011, the Commission filed a complaint, and on October 5, 2012, an amended complaint which superseded the original complaint (the "Complaint") in the Court captioned *SEC v. Stifel Nicolaus & Co., Inc., et al.* (the "Action").[2] The Complaint alleged that in 2006, Stifel Nicolaus and David W. Noack, a Senior Vice President of Stifel Nicolaus and

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[1] Stifel Nicolaus is a party to the application, but does not currently engage in, and will not engage in, any Fund Servicing Activities, and is not a Covered Person.

[2] *SEC v. Stifel Nicolaus & Co., Inc., et al.*, Case No. 11-CV-755 (E.D. Wis.)(Aug. 10, 2011).

head of its Milwaukee office ("Noack"), violated the federal securities laws in connection with their recommendations that five school districts in eastern Wisconsin (the "School Districts") invest their own funds, together with funds borrowed by specially-created trusts (the "OPEB Trusts"), in certain synthetic collateralized debt obligations (the "CDO Investments") in order to cover other post-employment benefits. In the aggregate, the School Districts invested their own funds – plus funds borrowed from Depfa Bank, plc ("Depfa Bank") – for an aggregate $200 million of investments in the CDO Investments. In 2008, one of the School Districts contributed an additional $10 million to fund a collateral shortfall to Depfa Bank. The investments failed and the School Districts suffered a complete loss of their cash investment of $47.3 million in the aggregate.

5.   Stifel Nicolaus, Noack and the staff of the Division of Enforcement at the Commission have reached an agreement to settle the Action. As part of the agreement, the parties have submitted a consent of Defendant Stifel Nicolaus (the "Consent") that contains certain admitted facts and a form of a Final Judgment as to Defendants Stifel Nicolaus and Noack (the "Final Judgment") [3], which has been entered by the Court. According to the Final Judgment, Stifel Nicolaus and Noack acted negligently by making material misstatements and omissions to the School Districts and by failing adequately to investigate the appropriateness of the CDO Investments and, further, that by engaging in those acts and admissions, Stifel Nicolaus and Noack violated the federal securities laws. The Final Judgment provides that Stifel Nicolaus and Noack are permanently restrained and enjoined from violating, directly or indirectly, sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 (the "Injunction"). The Final Judgment provides for joint and several liability for disgorgement of $1.66 million plus

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[3]   *SEC v. Stifel Nicolaus & Co., Inc., et al.*, Case No. 11-CV-755 (E.D. Wis.)(Dec. 6, 2016).

prejudgment interest in the amount of $840,000 and civil penalties in the amount of $22 million

against Stifel Nicolaus and $100,000 against Noack.

<u>Applicants' Legal Analysis</u>:

      1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been

enjoined from engaging in or continuing any conduct or practice in connection with the purchase

or sale of a security, or in connection with activities as an underwriter, broker or dealer, from

acting, among other things, as an investment adviser or depositor of any registered investment

company or a principal underwriter for any Open-End Fund, UIT or FACC. Section 9(a)(3) of

the Act makes the prohibition in section 9(a)(2) applicable to a company, any affiliated person of

which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act

defines "affiliated person" to include, among others, any person directly or indirectly controlling,

controlled by, or under common control with, the other person. Applicants state that, taken

together, sections 9(a)(2) and 9(a)(3) have the effect of precluding the Fund Servicing Applicants

and Covered Persons from engaging in Fund Servicing Activities upon the entry of the

Injunction against Stifel Nicolaus because Stifel Nicolaus is an Affiliated Person of each Fund

Servicing Applicant and Covered Person.

      2.   Section 9(c) of the Act provides that, upon application, the Commission shall by

order grant an exemption from the disqualification provisions of section 9(a) of the Act, either

unconditionally or on an appropriate temporary or other conditional basis, to any person if that

person establishes that: (a) the prohibitions of section 9(a), as applied to the person, are unduly

or disproportionately severe or (b) the conduct of the person has been such as not to make it

against the public interest or the protection of investors to grant the exemption. Applicants have

filed an application pursuant to section 9(c) seeking a Temporary Order and a Permanent Order exempting the Fund Servicing Applicants and other Covered Persons from the disqualification

provisions of section 9(a) of the Act. The Fund Servicing Applicants and other Covered Persons

may, if the relief is granted, in the future act in any of the capacities contemplated by section 9(a)

of the Act subject to the applicable terms and conditions of the Orders.

3. Applicants believe they meet the standards for exemption specified in section

9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly

and disproportionately severe and that the conduct of Applicants has not been such as to make it

against the public interest or the protection of investors to grant the exemption from section 9(a).

4. Applicants state that the conduct described in the factual admissions contained in

the Final Judgment (the "Conduct") did not involve any of the Fund Servicing Applicants

performing Fund Servicing Activities or otherwise. Applicants also state that the Conduct did

not involve any Fund with respect to which the Fund Servicing Applicants engaged in Fund

Servicing Activities or their respective assets. In addition, Applicants state that the Conduct

occurred from no earlier than late 2005 through the end of 2006 (the "Period"). Applicants note

that all the Fund Servicing Applicants were acquired or began activities (including Fund

Servicing Activities) after the Period had concluded.

5. Applicants state that: (i) none of the current or former directors, officers or

employees of the Fund Servicing Applicants had any involvement in the Conduct; (ii) the

personnel who were involved in the Conduct (or who may be subsequently identified by the

Applicants as having been responsible for or involved in the Conduct) have had no, and will not

have any, involvement in providing Fund Servicing Activities and will not serve as an officer,

director, or employee of any Covered Person providing Fund Servicing Activities; and (iii)

because the personnel of the Fund Servicing Applicants did not have any involvement in the

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Conduct, shareholders of Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or sub-adviser.

6.   Applicants submit that applying section 9(a) to bar the Fund Servicing Applicants or other Covered Persons, who were not involved in the Conduct, from serving Funds and their shareholders in the absence of improper practices relating to their Fund Servicing Activities would be unduly or disproportionately severe. Applicants state that the section 9(a) disqualification could result in substantial costs to the Funds to which the Fund Servicing Applicants provide investment advisory services, and such Funds' operations would be disrupted, as they sought to engage new advisers or sub-advisers. Applicants assert that these effects would be unduly severe given the Fund Servicing Applicants' lack of involvement in the Conduct. Moreover, Applicants state that Stifel Nicolaus has taken remedial actions to address the Conduct, as outlined in the application. Thus, Applicants believe that granting the exemption from section 9(a), as requested, would be consistent with the public interest and the protection of investors.

7.   Applicants state that the inability of the Fund Servicing Applicants to continue to provide investment advisory services to Funds would result in those Funds and their shareholders facing unduly and disproportionately severe hardships. Applicants assert that uncertainty caused by prohibiting the Fund Servicing Applicants from continuing to serve the Funds in an advisory capacity would disrupt investment strategies and could result in significant net redemptions of shares of the Funds, which would frustrate efforts to manage effectively the Funds' assets and could increase the Funds' expense ratios to the detriment of non-redeeming shareholders. In addition, although a suitable successor investment adviser or sub-adviser could replace the Fund Servicing Applicants, Applicants state that disqualifying the Fund Servicing Applicants could

result in substantial costs to the Funds and others because of the need to obtain shareholder approvals of new investment advisory agreements with the new adviser or sub-adviser.

8.   Applicants state that if the Fund Servicing Applicants were barred under section 9(a) of the Act from engaging in Fund Servicing Activities, and were unable to obtain the requested exemption, the effect on their businesses and employees would be unduly and disproportionately severe because they have committed substantial capital and other resources to establishing an expertise in advising the Funds. Applicants further state that prohibiting the Fund Servicing Applicants from engaging in Fund Servicing Activities would not only adversely affect their businesses, but would also adversely affect their employees who are involved in those activities. Applicants state that the vast majority of these employees working for the Fund Servicing Applicants were not part of the Stifel Financial organization until after the Conduct had concluded in 2006. Applicants state that many of these employees would likely seek alternative employment and would encounter significant difficulty and/or delay in doing so.

9.   Applicants state that they will distribute to the boards of trustees of the Funds (the "Boards") written materials describing the circumstances that led to the Injunction and any impact on the Funds, and the application. The written materials will include an offer to discuss the materials at an in-person meeting with each Board of the Fund, including the directors who are not "interested persons" of such Funds as defined in section 2(a)(19) of the Act, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. Applicants state they will provide the Boards with the information concerning the Injunction and the application that is necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Final Judgment entered by the Court.

10.   Applicants state that none of the Applicants has previously applied for an exemptive order under section 9(c) of the Act.

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the application will be subject to the following conditions:

1.   Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2.   Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order.

3.   Stifel Nicolaus will comply with the terms and conditions of the Consent.

4.   Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the Commission's Division of Enforcement of a material violation of the terms and conditions of the Orders and Consent within 30 days of discovery of the material violation.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Fund Servicing Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the representations and conditions in the application, from December 6, 2016, until the Commission takes final action on their application for a permanent order.

By the Commission.

Brent J. Fields
Secretary